March 15, 2010

J. Nolan McWilliams
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:  BNP Paribas Mortgage Securities LLC,
Form S-3 Registration Statement
File No.: File No. 333-159428

Dear Mr. McWilliams:

In accordance with Rule 461 of the Securities Act of 1933, as amended, (the “Act”) we request that the Securities and Exchange Commission (the “Commission”), pursuant to its authority under Section 8(a) of the Act, accelerate the effectiveness of Registration Statement No. File No. 333-159428 to 10:30 a.m., Eastern Standard Time, March 18, 2010, or as soon thereafter as practicable.

BNP Paribas Mortgage Securities LLC (the “Company”) hereby acknowledges that (i) should the Commission declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement, (ii) a declaration of the Registration Statement’s effectiveness by the Commission or its staff does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BNP PARIBAS MORTGAGE SECURITIES LLC

By:	/s/ Arnaud Remy
Name:	Arnaud Remy
Title:	Secretary and Treasurer